Exhibit 99.1

Bilibili Launches Hong Kong Public Offering

SHANGHAI—March 17, 2021, Bilibili Inc. (the “Company” or “Bilibili”) (Nasdaq: BILI), an iconic brand and a leading video community for young generations in China, today announced the launch of its Hong Kong public offering (the “Hong Kong Public Offering”), which forms part of the global offering (the “Offering”) of 25,000,000 Class Z ordinary shares of the Company (the “Offer Shares” or “Shares”) and listing of its Shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “9626”.

The Company’s American depositary shares (the “ADSs”), each representing one Class Z ordinary share of the Company, will continue to be listed and traded on the Nasdaq Global Select Market (“Nasdaq”). Investors in the Offering will only be able to purchase Shares and will not be able to take delivery of ADSs. Upon listing in Hong Kong, the Class Z ordinary shares listed on Hong Kong Stock Exchange will be fully fungible with the ADSs listed on Nasdaq.

The Offering initially comprises 750,000 Offer Shares under the Hong Kong Public Offering and 24,250,000 Offer Shares for the international offering (the “International Offering”), representing approximately 3% and 97% of the total number of Offer Shares in the Offering, respectively, subject to adjustment and over-allotment. Subject to the level of oversubscription in the Hong Kong Public Offering and pursuant to the claw back mechanism as described in the prospectus issued by the Company in Hong Kong dated March 18, 2021, the total number of Shares available under the Hong Kong Public Offering could be adjusted to up to a maximum of 3,000,000 Offer Shares, representing approximately 12% of the Offer Shares initially available under the Offering. In addition, the Company expects to grant the international underwriters an over-allotment option to require the Company to issue up to an additional 3,750,000 Class Z ordinary Shares in the International Offering, representing approximately 15% of the total number of Offer Shares initially available under the Offering.

The offer price for the Hong Kong Public Offering (the “Hong Kong Offer Price”) will be not more than HK$988.00 per Share (the “Maximum Offer Price”). The offer price for the International Offering tranche of the Offering (the “International Offer Price”) may be set higher than the Maximum Offer Price. The Company will set the International Offer Price on or about March 23, 2021, Hong Kong time, by taking into consideration, among other factors, the closing price of the ADSs on the Nasdaq on the last trading day on or before March 23, 2021 and investor demand during the marketing process. The final Hong Kong Offer Price will be set at the lower of the final International Offer Price and the Maximum Offer Price of HK$988.00 per share. The Shares will be traded in board lots of 20 Shares.

The Company plans to use the net proceeds from the Offering for content to support its healthy and high-quality user growth, ever-growing content ecosystem and development of its community; research and development to improve its user experience and strengthen its user-centric commercialization capabilities; sales and marketing, primarily to fuel the Company’s user growth and to raise its brand awareness; and general corporate purposes and working capital needs.

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Fully Electronic Application Process for the Hong Kong Public Offering

The Company has decided to adopt a fully electronic application process for the Hong Kong Public Offering, with no printed copies of prospectuses or application forms. A fully electronic application process is consistent with the way in which the Company’s users and stakeholders engage and interact with each other and the Company. The Company believes such method will also help mitigate the environmental impact of printing and minimize the exploitation of natural resources, among others. The prospectus is available at the website of the Hong Kong Stock Exchange at www.hkexnews.hk and the Company’s website at http://ir.bilibili.com.

The Company encourages applicants for the Hong Kong Public Offering to view its prospectus and apply online through the White Form eIPO service at www.eipo.com.hk, or through the CCASS EIPO service (directly or through their brokers or custodians). The Hong Kong Public Offering will commence at 9:00 a.m. on Thursday, March 18, 2021 Hong Kong time and will close at 12:00 noon on Tuesday, March 23, 2021 Hong Kong time.

Potential applicants may call the enquiry hotline of Computershare Hong Kong Investor Services Limited if they have any questions about making applications in the Hong Kong Public Offering. The hotline number is +852 2862 8690 and will be open from 9:00 a.m. to 9:00 p.m. on Thursday, March 18, 2021, Friday, March 19, 2021 and Monday, March 22, 2021, from 9:00 a.m. to 6:00 p.m. on Saturday, March 20, 2021, and Sunday March 21, 2021, and from 9:00 a.m. to 12:00 noon on Tuesday, March 23, 2021 Hong Kong time.

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Morgan Stanley Asia Limited, Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities (Far East) Limited and UBS Securities Hong Kong Limited are the Joint Sponsors.

The International Offering is being made only by means of a preliminary prospectus supplement dated March 17, 2021 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 1, 2019, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov.

The proposed Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission of Hong Kong.

The price of the Offer Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) will be contained in the prospectus of the Company dated March 17, 2021.

About Bilibili Inc.

Bilibili represents an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the ‘‘bullet chatting’’ feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse cultures and interests and destination for discovering cultural trends and phenomena for young generations in China.

For more information, please visit ir.bilibili.com

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “going forward,” “intend,” “plan,” “believe,” “estimate” and similar statements. Among other things, Bilibili Inc.’s description of the proposed offering in this announcement contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Bilibili’s filings with the SEC and the prospectus registered in Hong Kong. All information provided in this press release and in the attachments is as of the date of this press release, and Bilibili undertakes no duty to update any such information, except as required under applicable law.

Contacts for Investors:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

Contacts for Media:

Bilibili Inc.

Public Relations

E-mail: pr@bilibili.com

Wonderful Sky Financial Group Limited

Angie Li / Irene Zhou / Jocelyn Qin

Tel: +852 3970 2273 / +852 3970 2277 / +852 3641 1323

Email: angieliy@wsfg.hk / irenezhou@wsfg.hk / JocelynQinQW@wsfg.hk / po@wsfg.hk